Filed Pursuant to Rule 433

Registration No. 333-190917-02

May 4, 2015

DELMARVA POWER & LIGHT COMPANY

$200,000,000

First Mortgage Bonds, 4.15% Series due May 15, 2045

Issuer:	Delmarva Power & Light Company
Issue:	First Mortgage Bonds, 4.15% Series due May 15, 2045
Ratings:*	A2 (Stable)/A (Stable)/A (Stable) (Moody’s/S&P/Fitch)
Offering Size:	$200,000,000
Coupon:	4.15%
Trade Date:	May 4, 2015
Settlement Date:	May 11, 2015 (T+5)
Maturity Date:	May 15, 2045
Price to Public:	99.914% per Bond
Proceeds (before expenses) to Issuer:	$198,078,000
Benchmark Treasury:	3.000% due November 15, 2044
Benchmark Treasury Yield:	2.855%
Spread to Benchmark Treasury:	+130 bps
Yield to Maturity:	4.155%
Optional Redemption:

Make-whole call at any time prior to November 15, 2044 (the par call date), 20 bps spread over the U.S. Treasury selected by the independent investment banker (calculated to the par call date).

Callable on or after November 15, 2044 at par.

Interest Payment Dates:	May 15 and November 15 of each year, commencing on November 15, 2015
CUSIP/ISIN Number:	247109BT7/US247109BT78
Mortgage Capacity:	As discussed in the preliminary prospectus supplement under “Description of First Mortgage Bonds—General,” after giving effect to the issuance of the Bonds, as of December 31, 2014, available property additions and refundable bonds would permit, and the net earnings test would not prohibit, the issuance of approximately $1,167.4 million in principal amount of additional bonds as long as the weighted average interest rate of the additional bonds was less than approximately 7.28%.
Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Scotia Capital (USA) Inc.
Co-Managers:	Loop Capital Markets LLC
Samuel A. Ramirez & Company, Inc.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization. Each security rating agency has its own methodology for assigning ratings, and, accordingly, each rating should be considered independently of all other ratings.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.